UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
ASHLAND UNION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HOSPIRA ASHLAND UNION 401(k) PLAN AND TRUST (f/k/a ABBOTT LABORATORIES ASHLAND UNION 401(k) PLAN AND TRUST) DECEMBER 31, 2004 AND 2003

HOSPIRA ASHLAND UNION 401(k) PLAN AND TRUST
(f/k/a ABBOTT LABORATORIES ASHLAND UNION 401(k) PLAN AND TRUST)
DECEMBER 31, 2004

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3-4
FINANCIAL STATEMENTS:	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2003	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004	6
NOTES TO FINANCIAL STATEMENTS	7-12
SUPPLEMENTAL SCHEDULES:	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004	14
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2004	15

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira Ashland Union 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Hospira Ashland Union 401(k) Plan and Trust (f/k/a Abbott Ashland Union 401(k) Plan and Trust) (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The opinion expressed herein on the statement of net assets available for benefits as of December 31, 2003, is different from our previous report dated August 13, 2004. In that report, we included a disclaimer of opinion. As permitted by Department of Labor rules and regulations, we were instructed not to audit information certified by the trustee. We have since performed the auditing procedures necessary to render an unqualified opinion on the statement of net assets available for benefits as of December 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

Hospira Ashland Union 401(k) Plan and Trust
(f/k/a Abbott Laboratories Ashland Union 401(k) Plan and Trust)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 8,058	$ 111
Investments	6,455,517	5,502,091
Due from broker	-	420
Total assets	6,463,575	5,502,622
Liabilities		
Due to brokers	7,762	-
NET ASSETS AVAILABLE FOR BENEFITS	$6,455,813	$5,502,622

The accompanying notes are an integral part of these statements.

Hospira Ashland Union 401(k) Plan and Trust
(f/k/a Abbott Laboratories Ashland Union 401(k) Plan and Trust)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2004

Additions	
Contributions	
Employer	$ 104,012
Participant	601,141
Total contributions	705,153
Investment income	
Net appreciation in fair value of investments	466,848
Interest and dividends	115,431
Net investment income	582,279
Total additions to net assets	1,287,432
Deductions	
Benefits paid to participants	331,596
Other expenses	2,645
Total deductions from net assets	334,241
NET INCREASE IN NET ASSETS	953,191
Net assets available for benefits	
Beginning of year	5,502,622
End of year	$6,455,813

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Ashland Union 401(k) Plan and Trust (f/k/a Abbott Laboratories Ashland Union 401(k) Plan and Trust) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement covering the Ashland, Ohio plant which was within the Hospital Products Division of Abbott Laboratories ("Abbott"), who have at least one month of service. On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. (the "Company" or "Hospira"). Abbott shareholders received one share of Company stock for every ten shares of Abbott stock they owned. The sponsorship of the Plan was transferred to the Company as part of the spin-off. Participants who received Company stock through this distribution may continue to hold the stock in their account or transfer it to another Plan investment option. For those participant accounts that were invested in Abbott stock at the time of the sponsorship transfer, such amounts as directed by the participant may continue to be invested in Abbott stock or be redirected to the other investment options described below. No participant, however, may direct the investment of additional amounts into Abbott stock after the sponsorship transfer date.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Putnam Fiduciary Trust Company ("Putnam") serves as trustee of the Plan.

Contributions

Employees can contribute from 1% to 15% of their gross wages on a pre-tax basis. After-tax contributions from 1% to 12% of gross wages may be made only if a participant makes pre-tax contributions of at least 3% of straight-time compensation.

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's pre-tax contributions; however, no match will be made on a participant's pre-tax contribution in excess of 3% of the participant's compensation. Company contributions are made in cash and used to purchase the Company's common stock or, prior to May 1, 2004, Abbott common stock.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses.

Vesting

Participants are immediately vested in all contributions made to their accounts.

Investment Options

The Plan offers the following investment options: Hospira common stock, Abbott common stock (through April 30, 2004), KeyBank EB MaGIC Fund, Victory Diversified Stock Fund, American Funds Income Fund of America, and American Funds Growth Fund of America.

Employer matching contributions must be invested in Company common stock effective May 1, 2004 and were invested in Abbott common stock through April 30, 2004. Participant contributions may be invested in any or all of the investment options, except for the Abbott common stock effective May 1, 2004.

Distributions

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively possible after receipt of distribution request from the participant.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balances. Loan terms cannot exceed five years. The loans are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through regular payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the KeyBank EB MaGIC Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant notes receivable are valued at cost, which approximates fair value.

The KeyBank EB MaGIC Fund is valued at contract value because it is fully benefit responsive. This collective fund invests primarily in investment contracts that represent deposits which guarantee a stated interest rate for the term of the contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at the stated contract rate, less contract charges by the issuing company. The Plan's interest in the estimated fair value of the underlying investment contracts approximates contract value. The average yield and crediting interest rates of the underlying investment contracts were approximately 5% and 6% for 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003, are as follows:

	2004	2003
Abbott common stock	$3,202,481	$3,417,970
Hospira common stock	653,739	N/A
American Funds Growth Fund of America	828,931	705,598
Victory Diversified Stock Fund Class A	749,184	662,042

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$164,970
Collective funds	11,402
Common stock	290,476
Net appreciation	$466,848

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Hospira common stock fund and the Abbott common stock fund are investment options that contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Hospira common stock fund and the Abbott common stock fund is as follows:

	2004	2003
Net assets		
Abbott common stock	$3,202,481	$3,417,970
Hospira common stock	653,739	-
Cash	8,058	-
Accrued income	-	419
Total assets	3,864,278	3,418,389
Due to broker	7,762	-
Net assets	$3,856,516	$3,418,389

	2004
Changes in net assets	
Employer contributions	$104,012
Participant contributions	342,340
Net appreciation/depreciation	290,476
Interest and dividends	76,458
Benefits paid to participants	(205,306)
Interfund transfers	(168,215)
Other expenses	(1,638)
	$438,127

NOTE E - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in common stock of the Company and in common stock of the previous plan sponsor, Abbott.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA and subject to the collective bargaining agreement. In the event of termination of the Plan, participants remain fully vested in their accounts.

NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed Abbott, the prior Plan sponsor, by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE H - SUBSEQUENT EVENT

Effective January 1, 2005, Putnam, the trustee changed its name to Mercer Trust Company.

SUPPLEMENTAL SCHEDULES

Hospira Ashland Union 401(k) Plan and Trust
(f/k/a Abbott Laboratories Ashland Union 401(k) Plan and Trust)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004

Identity of party involved/ description of asset	Cost (a)	Current value
Common Stock		
Abbott Laboratories, common shares	$2,671,688	$3,202,481
Hospira, Inc., common shares*	548,213	653,739
Bank Collective Fund		
KeyBank EB MaGIC Fund		261,324
Mutual funds		
American Funds Income Fund of America		254,242
Victory Diversified Stock Fund Class A		749,184
American Funds Growth Fund of America		828,931
Participant Loans, 4.00% to 10.50%*		505,616
Total		$6,455,517

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Hospira Ashland Union 401(k) Plan and Trust
(f/k/a Abbott Laboratories Ashland Union 401(k) Plan and Trust)
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2004

		Sales		
Identity of party involved/ description of asset	Purchase price	Cost of asset	Selling price (a)	Net gain (loss)
Hospira, Inc. common stock	$ 648,986	$ 88,158	$ 95,064	$ 6,906
Abbott Laboratories common stock	338,184	496,790	524,102	27,312

(a) Represents current value of asset at transaction date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Ashland Union 401(k) Plan and Trust
(Name of Plan)

Date: June 23, 2005

Gail Denham,
Vice President, Compensation and Benefits

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report included in this Form 11-K, into Hospira, Inc.'s previously filed S-8 Registration Statements for the Hospira Ashland Union 401(k) Plan and Trust (File Numbers 333-120074 and 333-115058).

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International